UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. 3)

                      BONSO ELECTRONICS INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.003 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   098529 30 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            JOHN STEWART JACKSON, IV
                            c/o Jackson Burglar Alarm
                               100 E. 20th Avenue
                           Denver, Colorado 80205-3102
                                 (303) 292-1234
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     Various
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     JOHN STEWART JACKSON, IV
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*           PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES CITIZEN
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                       562,475
          Number of      -------------------------------------------------------
           Shares        8    SHARED VOTING POWER
        Beneficially                   600
          Owned by       -------------------------------------------------------
            Each         9    SOLE DISPOSITIVE POWER
          Reporting                    562,475
           Person        -------------------------------------------------------
            with         10   SHARED DISPOSITlVE POWER
                                       600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     563,075
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /__/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.24%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 098529 30 8

Item 1. Security and Issuer

This Statement relates to the Common Stock, $.003 par value (the "Common Stock"), of Bonso Electronics International Inc., a British Virgin Islands International Business Company ("Bonso"). Bonso's address is Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Sha Tin Town, N.T., Hong Kong.

Item 2. Identity and Background

(a) The name of the person filing this statement on Schedule 13D is John Stewart Jackson, IV.

(b)  The business address of John Stewart Jackson, IV is as follows:

     John Stewart Jackson, IV
     C/O Jackson Burglar Alarm
     100 East 20th Avenue
     Denver, Colorado 80205-3102

(c) John Stewart Jackson, IV is the President/CEO of Jackson Burglar Alarm located at 100 East 20th Avenue, Denver, Colorado 80205-3102. Jackson Burglar Alarm is involved with the provision of consulting and other services to the fire and burglar alarm industry.

(d)(e) During the last five years, John Stewart Jackson, IV has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  John Stewart Jackson, IV is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Jackson purchased the shares of Common Stock beneficially owned by him with both personal funds and funds borrowed on margin from his securities brokerage account with Kirkpatrick Pettis. Such margin account borrowings have be extinguished.

Item 4. Purpose of Transaction

     This filing updates and corrects Mr. Jackson's holdings in the Common Stock of Bonso and the circumstances under which Mr. Jackson acquired the Common Stock. It should be noted that the circumstances under which the Common Stock was acquired was subject of an arbitration between Mr. Jackson and Kirkpatrick Pettis which has been resolved. Although Mr. Jackson is a member of Bonso's board of directors, he currently holds the shares of Common Stock for investment purposes, and depending upon market conditions and other factors that he may deem material, Mr. Jackson may dispose of all or a portion of the Common Stock or related securities that he now beneficially owns or may hereafter acquire in the open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

(a) John Stewart Jackson, IV beneficially owns an aggregate of 563,075 shares of Common Stock of Bonso, constituting aggregate beneficial ownership of 10.24% of the outstanding shares of Common Stock. Of this amount, 562,475 shares are owned by Mr. Jackson directly, which includes 100,000 shares which may be acquired upon the exercise of 200,000 Warrants held by Mr. Jackson at an exercise price of $17.50 per share which expire on December 31, 2001 (unless otherwise extended) and 600 shares are beneficially owned by Mr. Jackson through his spouse.

(b) John Stewart Jackson, IV has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by him as is listed by his name above.

(c) Attached as Exhibit A is a record of the transactions which have been effected by John Stewart Jackson, IV and/or by Kirkpatrick Pettis through Mr. Jackson's account in the Common Stock of Bonso. The transactions disclosed in Exhibit A supercede all previous disclosure by Mr. Jackson on
     Schedule 13D.

(d) With the exception of 600 shares of the Common Stock owned by his spouse, no other person other than the John Stewart Jackson, IV is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

John Stewart Jackson, IV is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of Bonso involving the transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the shares of Common Stock beneficially owned by John Stewart Jackson, IV have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Mr. Jackson is a member of the Board of Directors of Bonso.

Item 7. Material to Be Filed as Exhibits

Not Applicable.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth statement is true, complete and correct.


Dated: September 24, 2001

                                             Signature:


                                             /s/ John Stewart Jackson, IV
                                             -----------------------------------
                                             John Stewart Jackson, IV


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                    EXHIBIT A

------------- ---------------- -------------- ---------------------- -------------
Date of       Number of        Price per      How the Transaction    Security
Transaction   Shares/Warrants  Share/Warrant  Was Effected           Acquired
------------- ---------------- -------------- ---------------------- -------------
7/22/99       40,000           $7.020         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
7/23/99       10,000           $7.333         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
9/17/99       25,000           $7.525         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
9/30/99       25,000           $7.720         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/17/99      25,000           $7.555         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/17/99      25,000           $8.125         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/18/99      5,000            $8.656         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/18/99      5,000            $8.594         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/18/99      12,500           $8.531         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/18/99      100,000          $8.938         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/18/99      7,500            $8.563         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/18/99      20,000           $8.688         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      7,000            $8.688         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      17,500           $8.813         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      12,000           $8.625         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      10,000           $8.875         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      2,500            $8.844         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      1,000            $8.594         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      3,000            $8.781         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      40,000           $8.750         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      6,000            $8.500         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/99      1,000            $8.375         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/26/99      3,000            $8.313         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/26/99      2,000            $8.250         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/26/99      100              $8.250         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/26/99      2,000            $8.188         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/26/99      5,000            $8.750         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/29/99      5,000            $8.500         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/29/99      4,000            $8.688         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/29/99      5,000            $8.438         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/29/99      5,500            $8.875         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/29/99      6,500            $8.969         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/29/99      6,000            $8.625         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/29/99      7,500            $8.813         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/29/99      22,900           $9.125         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------


------------- ---------------- -------------- ---------------------- -------------
Date of       Number of        Price per      How the Transaction    Security
Transaction   Shares/Warrants  Share/Warrant  Was Effected           Acquired
------------- ---------------- -------------- ---------------------- -------------
11/30/99      20,000           $9.125         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/30/99      5,500            $9.000         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/28/00       186,000          $7.350         Exercise Warrants      Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/31/00       14,000           $7.35          Exercise Warrants      Common Stock
------------- ---------------- -------------- ---------------------- -------------
2/14/00       600              $16.938        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/00       11,000           $14.000        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/00       500              $13.875        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/00       100              $13.938        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/19/00       800              $15.000        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/19/00       4,000            $15.250        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/20/00       1,000            $16.125        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/20/00       5,200            $15.625        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/24/00       1,000            $16.125        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/24/00       2,900            $15.625        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/24/00       250              $15.813        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/25/00       2,000            $15.750        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/25/00       1,000            $15.875        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/25/00       3,000            $16.000        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/26/00       16,250           $16.000        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/26/00       1,000            $15.938        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/27/00       500              $15.938        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/27/00       500              $14.938        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/27/00       1,000            $15.250        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/27/00       2,000            $15.125        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/27/00       4,000            $16.000        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/27/00       2,000            $15.000        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/27/00       3,000            $15.125        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/28/00       30,000           $15.938        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/28/00       5,400            $15.625        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/28/00       1,000            $15.500        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/28/00       100              $15.563        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/28/00       500              $15.375        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
6/22/00       500              $13.688        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
6/22/00       500              $13.790        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
6/26/00       28,000           $13.000        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
10/26/00      1,700            $8.500         Open Market Sale       Common Stock
------------- ---------------- -------------- ---------------------- -------------
10/27/00      53,300           $7.875         Open Market Sale       Common Stock
------------- ---------------- -------------- ---------------------- -------------
11/22/00      50,000           $6.000         Open Market Sale       Common Stock
------------- ---------------- -------------- ---------------------- -------------
12/19/00      2,000            $10.000        Open Market Sale       Common Stock
------------- ---------------- -------------- ---------------------- -------------



------------- ---------------- -------------- ---------------------- -------------
Date of       Number of        Price per      How the Transaction    Security
Transaction   Shares/Warrants  Share/Warrant  Was Effected           Acquired
------------- ---------------- -------------- ---------------------- -------------
1/1/01        1,000            $7.000         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        600              $6.938         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        500              $6.938         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        500              $6.938         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        500              $7.000         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        500              $7.250         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        500              $7.250         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        500              $7.250         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        100              $6.938         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        100              $7.000         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/1/01        500              $6.875         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/12/01       3,000            $8.625         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/12/01       5,000            $8.500         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/17/01       5,000            $8.563         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/17/01       5,000            $8.625         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/18/01       3,500            $8.563         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/26/01       26,500           $8.188         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/31/01       5,000            $9.125         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
1/31/01       10,000           $9.000         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
2/1/01        10,000           $9.375         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
3/5/01        11,000           $12.719        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
3/5/01        14,000           $12.688        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
3/6/01        30,000           $10.670        Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
3/7/01        35,825           $8.640         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/4/01        70,000           $4.820         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/5/01        45,000           $3.610         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $5.850         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.990         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       300              $6.990         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       400              $5.850         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       100              $6.990         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       100              $6.990         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       100              $5.850         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       100              $5.900         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.360         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.360         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.490         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.490         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------



------------- ---------------- -------------- ---------------------- -------------
Date of       Number of        Price per      How the Transaction    Security
Transaction   Shares/Warrants  Share/Warrant  Was Effected           Acquired
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.500         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.500         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.500         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.500         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.500         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.500         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.870         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.950         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       400              $6.950         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       100              $6.950         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.490         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.490         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.540         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       400              $6.540         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       100              $6.540         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/18/01       500              $6.870         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/20/01       500              $5.200         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/20/01       500              $5.200         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/20/01       500              $5.190         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/20/01       300              $5.190         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/20/01       200              $5.200         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/20/01       500              $5.250         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
4/20/01       400              $5.250         Open Market Purchase   Common Stock
------------- ---------------- -------------- ---------------------- -------------
TOTAL         463,075.00 Net
              Purchases
------------- ---------------- -------------- ---------------------- -------------
